February 24, 2017

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:	Edward P. Bartz

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment No. 65
(File Nos. 333-129342, 811-21829)
S000015105

Dear Mr. Bartz:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) on Post-Effective Amendment No. 65 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on behalf of the Trust on December 22, 2016, and the Trust’s responses thereto.

In addition to the comments specifically identified by the Staff, the Trust would like take this opportunity to inform the Staff of a change in name for this series.  In Post-Effective Amendment No. 65, the Trust identified the fund as the “BBH International Equity Fund.”  This name has been changed to the “BBH Partner Fund – International Equity” (hereinafter, the “Fund”).  This new name will be reflected in the Trust’s forthcoming post-effective amendment to its Registration Statement on Form N-1A, which will be filed pursuant to Rule 485(b) under the 1933 Act.

Prospectus

1.	Comment: Status of Share Classes

Please address the reasoning to not include the Class N share class in the Post-Effective Amendment. The Staff noted that the SEC website shows two active share classes.

Response:	The Trust plans to convert all Class N shares to Class I shares, as well as close Class N to future investments, on February 24, 2017, the effective date of Post-Effective Amendment No. 65.

2.	Comment: Status of Share Classes

Please confirm that all future amendments will be properly marked to reflect changes effected in the registration statement in accordance with Rule 472 under the Securities Act of 1933, as amended.

Response:	The Trust represents that all future filings under Rule 485 will be marked to clearly and precisely indicate the changes effected in the registration statement by the amendment.

3.	Comment: Page 3, Fees and Expenses of the Fund

Please remove the footnote contained under the “Example” and place outside of Items 2-8 of Form N-1A.

Response:	The change has been made as requested and noted language has been moved to Investment Advisory and Administrative Fee section of the Prospectus.

4.	Comment: Page 3, Principal Investment Strategies

Please include disclosure regarding the Fund’s market capitalization policy regarding the equity securities in which the Fund will invest.

Response:                      The following disclosure has been added as requested.

The Fund will primarily invest in equity securities of companies with large market capitalizations.

5.	Comment: Page 3, Principal Investment Strategies

Please confirm the process used to value derivatives under the Fund’s 80% investment policy and please confirm that the notional value of derivatives is not used in the fair valuation of securities.

Response:
The Fund confirms that, should derivatives be included under the Fund’s 80% investment policy, they would be valued at market value.  The Fund also confirms that the notional value of derivatives is not used in the fair valuation of securities.

6.	Comment: Page 3, Principal Investment Strategies

Please include disclosure regarding the Fund’s Concentrated Portfolio Holdings policy in the Principal Investment Strategies of the Fund.

Response:	The following disclosure has been added to the Investment Process paragraph as requested.

The Fund may, from time to time, invest in a limited number of issuers.

7.	Comment: Page 6, Fund Performance

Please remove the footnote contained under the performance table and place outside of Items 2-8 of Form N-1A.

Response:	The change has been made as requested and noted language has been moved to Investment Advisory and Administrative Fee section of the Prospectus.

8.	Comment: Page 6, Investment Adviser

Please remove additional disclosure with respect to the portfolio managers’ biographies.  The Staff clarified that the information should include the name, title and length of service for each individual.

Response:                      The change has been made as requested.

9.	Comment: Page 7, Investment Objective

Please confirm whether the investment objective may be changed without shareholder approval.  If investment objective may be changed without shareholder approval, please add disclosure.

Response:	The Fund confirms that the investment objective may be changed without shareholder approval and the following disclosure has been added.

The investment objective may be changed by the Board without a vote of shareholders.

Statement of Additional Information

1.	Comment: Page 11-12, Description of the Fund’s Strategies and Investments

Please confirm and, if necessary, add disclosure regarding whether the Fund acts as a protection seller in credit default swaps and whether the Fund will segregate assets equivalent to the full notional value of the swap.

Response:	The Fund confirms that it will not participate in credit default swaps.

Please contact the undersigned at (617) 772 – 1616 if you have any questions or comments.

Sincerely,
/s/ Suzan M. Barron
Suzan M. Barron Secretary, BBH Trust